Exhibit 10.4

EMPLOYMENT AGREEMENT BETWEEN

SMART SAND, INC. AND CHARLES YOUNG

This Employment Agreement (this “Agreement”) is entered into this 13th day of September, 2011, to be effective as of September 13, 2011, (the “Effective Date”) by and between SMART SAND, INC., a Delaware corporation (hereafter the “Company” or “Employer”), and CHARLES YOUNG, with a mailing address of 7 Old Cabin Road, Newtown, Pennsylvania 18940 (hereafter “Executive”). This Agreement shall supersede all prior agreements between Executive and the Company or its subsidiaries or predecessor entities (including, but not limited to Smart Sand, LLC) regarding the matters addressed herein including, but not limited to, that specific Employment Agreement between Executive and Smart Sand LLC dated July 13, 2011 (collectively the “Prior Agreements”).

RECITALS:

WHEREAS, Executive has terminated any and all Prior Agreements and concurrently herewith certain investors are investing in Company and are requiring Executive to enter into this Agreement as a material condition to the closing of the financing, which shall occur on or about the Effective Date hereof.

WHEREAS, the Company is (i) engaged in the production, sale and distribution of sand for use in the hydraulic fracturing process, (ii) engaged in the acquisition of land for the purpose of mining such sand and the development and building of facilities for the processing of such sand, and (iii) pursuing similar ventures (the “Business”);

WHEREAS, the Company desires to engage Executive to provide certain services related to the development and operation of the Business; and

WHEREAS, Executive desires to render such services pursuant to the terms of this Employment Agreement (this “Agreement”).

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Employment.

(a) Effective upon the date hereof (the “Effective Date”), the Company hereby engages Executive as President, Chief Operating Officer and Secretary of the Company. During the term of this Agreement, Executive shall report to the Chief Executive Officer of the Company. Executive shall also, as may be requested, serve as an officer or on the Board of Directors of the Company’s wholly-owned subsidiaries established and existing from time to time, including without limitation, Fairview Cranberry, LLC (collectively, the “Subsidiaries”).

(b) Executive hereby accepts such appointments subject to the provisions and conditions of this Agreement.

2. Term of Agreement. This Executive’s employment under this Agreement shall commence upon the Effective Date. This term of employment shall be for an initial three (3) year period expiring on the three (3) year anniversary of the Effective Date, if not sooner terminated pursuant to Section 6 below (the “Initial Period”). This term of employment shall thereafter automatically renew for successive additional one (I) year periods (the “Renewal Periods”), if not sooner terminated pursuant to Section 6 below, unless at least thirty (30) days prior to the expiration of the Initial Period or a Renewal Period, either party shall have given notice to the other party in accordance with this Agreement that such notifying party does not wish to extend the Agreement term. During any Renewal Period, the terms and conditions of this Agreement and any amendment(s) hereto that may then be in effect shall continue to apply. For avoidance of doubt, references in this Agreement to the “Term” shall mean only the Initial Period and all of the Renewal Periods.

3. Executive’s Duties.

(a) Executive agrees to devote Executive’s full business time and attention to the affairs of the Company to fulfill his obligations hereunder. In the positions described in Section 1(a), Executive shall together with the President of the Company be responsible for the day-to-day management of the business and operations of the Employer and shall perform such additional duties as may be assigned by the Company’s Board of Directors which are appropriate and consistent with such positions (the “Duties”). Executive’s principal work location will be in the Pennsylvania area unless otherwise agreed by Executive and the Company. Executive will be required to travel as specified from time to time by the Company’s Board of Directors. Subject to compliance with Executive’s obligations set forth in this Agreement, nothing contained herein shall prohibit Executive from serving as a member of any board of directors or other governing body of any person or providing consulting services to any person.

(b) If requested by the Company, the Executive will cooperate with the Company in efforts by the Company to obtain key man life insurance with respect to Executive and will submit to all reasonable and customary examinations by the provider of such life insurance. The Company shall be the sole beneficiary with respect to any key man life insurance so obtained.

4. Company’s Duties.

(a) The Company shall:

(i) Compensate Executive as set forth in Section 5 below.

(ii) Furnish the Executive with a suitable office, and such equipment, supplies, instruments, and clerical and staff support as are reasonable and necessary to fulfill his Duties as set forth in this Agreement.

(iii) Furnish Executive with such data, materials, documents and other information as are reasonable and necessary to fulfill his responsibilities and Duties as set forth in this Agreement.

(iv) Reimburse Executive for all reasonable out of pocket business expenses he incurs to fulfill the terms of this Agreement, approved by the Company in accordance with its policies, rules, standards, and/or procedures governing such expenses, including without limitation, those for travel, lodging, food, telephone, facsimile and other electronic voice or data transmissions. Executive shall submit periodic reports of such expenses on forms with supporting documentation as the Company shall prescribe for its executives. Any reimbursement under this Section 4(a)(iv) shall comply with the requirements of Section 22 hereof.

(b) During the Term of this Agreement, the Company shall provide, at its expense, Directors and. Officers liability insurance coverage relating to Executive’s acts and/or omissions as an officer and/or employee of the Company and any of its affiliates including, but not limited to, the Subsidiaries noted in Section 1(a) above. The limits of coverage and terms of the Directors and Officers liability insurance are to be mutually agreeable to Executive and the Company.

5. Compensation.

(a) The Company shall pay Executive a base annual salary of $400,000, less all appropriate state and federal employment taxes and withholdings (“Base Salary”) in installments in accordance with the Company’s standard payroll practices for salaried employees (but no less frequently than twice a month) during the Term of this Agreement.

(b) Executive shall be eligible to receive an annual bonus (the “Bonus”), commencing with the year that includes the Effective Date, based upon service and/or performance in a given calendar year, in an amount which shall be determined in the discretion of Company’s Board of Directors. Such Bonus shall be paid to Executive within two and one- half months after the close of the applicable calendar year to which the Bonus relates.

(c) Executive shall be eligible to participate in coverage under the Company’s insurance and disability plans or programs, pension plans and other executive benefit plan or programs, if any, at least equal to the coverage generally provided to other full-time executives of the Company at the same level as Executive.

(d) Executive shall be entitled to such number of days of vacation per year in addition to personal days and sick leave in accordance with the policies of the Company from time to time in effect for other full-time executives of the Company at the same level as Executive.

6. Termination.

(a) For Cause. The Company shall have the right, at any time effective upon notice to Executive, to terminate the Executive’s employment hereunder for “Cause” (as hereinafter defined). For purposes of this Agreement, “Cause” shall mean (i) a documented repeated and willful failure by the Executive to perform his duties, (ii) Executive’s conviction or entry of a plea of nolo contendere for fraud, misappropriation or embezzlement, or any felony or crime of moral turpitude (iii) willful material violation of a policy which is directly and materially injurious to the Company or any subsidiary of the Company, and (iv) Executive’s material breach of this Agreement. With respect to subsections 6(a) (i), (iii) and (iv) above, Cause shall exist only after written notice of such failure, violation or breach is delivered to Executive and Executive shall have failed to cure such violation or breach within 30 days after such notice, if curable. For purposes of this definition, no act or failure to act on the part of the Executive shall be considered “willful” unless done or omitted not in good faith and without reasonable belief that the action or omission was in the best interest of the Company or any of its Subsidiaries or Affiliate.

(b) Good Reason. Executive shall have the right, at any time upon notice to the Company, to terminate this Agreement and Executive’s employment hereunder for “Good Reason” (as hereinafter defined) in the event the Executive provides notice to the Company of the Good Reason condition within ninety (90) days after the initial existence thereof and the Company fails to cure such condition within thirty (30) days of the receipt of notice. For purposes of this Agreement, “Good Reason” means (in the absence of written consent thereto by the Executive) (i) material diminution by the Company of Executive’s authority, duties and responsibilities, which change would cause Executive’s position to become one of less responsibility, importance and scope, (ii) material reduction by the Company of the Base Salary, unless such reduction is a result of a reduction of salaries to all employees of the Company and the reduction of Executive’s salary is not greater, on a percentage basis, than the average of the salary reductions (which shall be measured on a percentage basis) imposed on the other employees of the Company.

(c) Death and Disability. The Executive’s employment will terminate upon his death. The Executive’s employment may be terminated by the Company upon forty-five (45) days written notice from the Company following the determination, as set forth immediately below, that the Executive suffers from a Permanent Disability. For purposes of this Agreement, “Permanent Disability” means either (i) the inability of Executive to engage in substantial gainful activity by reason of a medically determinable physical or mental impairment that can be reasonably expected to result in death or can be reasonably expected to last for a continuous period of not less than four (4) months or (ii) Executive is, by reason of a medically determinable physical or mental impairment that can be reasonably expected to result in death or can be reasonably expected to last for a continuous period of not less than four (4) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company. Such Permanent Disability shall be certified by a physician chosen by the Company and reasonably acceptable to the Executive (if he is then able to exercise sound judgment) or Executive’s designee. During ‘any period that the Executive fails to perform his Duties hereunder as a result of a Permanent Disability (“Disability Period”), but prior to termination of employment, the Executive will continue to receive his Base Salary at the rate then in effect for such period until his employment is terminated pursuant to this Section 6(c); provided, however, that payments of Base Salary so made to the Executive will be reduced by the sum of the amounts, if any, that are or were payable to the Executive under any disability benefit plan or plans of the Company and that were not previously applied, and such payments will be made in accordance with the Company’s standard payroll practices for salaried employees (but no less frequently than twice a month).

7. Effects of Termination.

(a) In the event that Executive’s employment is terminated pursuant to Section 6(a) hereof or by the Executive without Good Reason, (i) Executive’s employment hereunder shall immediately cease, (ii) the Company shall pay to the Executive within thirty (30) days after the date of termination, with the exact date of payment being determined by the Company in its sole and absolute discretion, which date shall be no later than the date required under applicable law, the “Standard Entitlements.” For purposes of this Agreement, “Standard Entitlements.” means the Executive’s (i) accrued and unpaid (as of the termination date) Base Salary, (ii) accrued and unpaid (as of the termination date) Bonus for the calendar year prior to the calendar year in which the termination date occurs, (iii) accrued but unused (as of the termination date) vacation pay and (iv) approved and unreimbursed (as of the termination date) business expenses. Notwithstanding any provision of this Agreement to the contrary, Standard Entitlements shall include employee benefits that by their terms continue after the termination of employment; provided, however, that, employee benefits, if any, provided after the termination date shall be so provided in accordance with the schedule applicable thereto. For purposes of this Agreement, the schedules described in this Section 7(a) shall be referred to as the “Standard Entitlements Payment Schedule.” Once the Standard Entitlements have been paid to the Executive, the Company shall have no further obligation to Executive.

(b) If Executive shall die during the Term, then: (i) the Company shall pay to Executive’ estate the Base Salary specified in Section 5(a) in separate, substantially equal monthly installments until the earlier to occur of (A) the date which is six (6) months from the date of death, or (B) the date upon which the monthly installment is payable to Executive in February of the year immediately following the calendar year during which Executive’s date of death occurs; (ii) Executive’s Estate shall be paid, in a single lump sum on March 1 of the year following the calendar year during which Executive’s date of death occurs, an amount equal to the Base Salary that would have been paid to Executive during the six (6) month period from the date of death had Executive’s death not occurred, less the total payments to Executive pursuant to Section 7(b)(i) above; and (iii) Executive’s Estate or designated beneficiary shall receive the Standard Entitlements, payable in accordance with the Standard Entitlements Payment Schedule (applied by substituting date of death for termination date). Anything herein to the contrary notwithstanding, the payments to Executive set forth in Sections 7(b)(i) and 7(b)(ii) shall be made in accordance with the short-term deferral exception to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) under Treasury Regulations section 1.409A-1(b)(4).

(c) If at any time during the term of this Agreement, Executive’s employment hereunder is terminated by the Executive for Good Reason, or by the Company (or any successor company following a Change in Control, as defined below) without Cause, then: (i) the Company shall pay to Executive the Standard Entitlements, payable in accordance with the Standard Entitlements Payment Schedule and a “Severance Payment” equal to the Base Salary specified in Section 5(a) due for a period equal to the greater of (x) twelve months or (y) the number of months remaining in the Initial Period or Renewal Period, as applicable, in separate, substantially equal monthly installments until the earlier to occur of (A) the date which is twelve (12) months from the termination date, or (B) the date upon which the monthly installment is payable to Executive in February of the year immediately following the calendar year during which Executive’s employment terminated; and (ii) Executive shall be paid, in a single lump sum on March 1 of the year following the calendar year during which Executive’s employment was terminated, an amount equal to the Base Salary that would have been paid to Executive during the twelve (12) month period from the termination date had a termination of Executive’s employment hereunder not occurred, less the total payments to Executive pursuant to Section 7(c)(i) above; and (iii) Executive shall receive the Severance Payment, if and only if Executive and the Company execute a mutual release of any and all claims arising out of or any way related to Executive’s employment or termination of employment with the Company in form and substance acceptable to the Company and such release has become effective in accordance with its terms prior to the 60th day following the termination date (“Release”). All other Company obligations to Executive will be automatically terminated and completely extinguished. Anything herein to the contrary notwithstanding, the payments to Executive set forth in Sections 7(c)(i) and 7(c)(ii) shall be made in accordance with the short-term deferral exception under Treasury Regulations section 1.409A-1(b)(4). Anything herein to the contrary notwithstanding, non-renewal of the Executive’s employment hereunder after the expiration of the Initial Term or any Renewal Period and the election pursuant to Section 2 to terminate the Agreement at the expiration of a Term shall not be considered a termination of this Agreement by Company without Cause or by Executive for Good Reason. For purposes of this Agreement, a “Change of Control” of the Company shall be deemed to have occurred at any such time as there is a direct or indirect change of more than 50% from that thereof on the Effective Date in the (a) equity ownership (on a fully-diluted basis), or (b) voting control (based on equity ownership, contract, or otherwise), of the Company or any material Subsidiary, which results from a single transaction or series of related transactions over a twelve (12) month period.

(d) If Executive’s employment shall terminate during the Term as a result of a Permanent Disability, then: (i) the Company shall pay to Executive the Standard Entitlements, payable in accordance with the Standard Entitlements Payment Schedule and a payment equal to (6) six months of Executive’s Base Salary specified in Section 5(a) (“Disability Severance”) in separate, substantially equal monthly installments until the earlier to occur of (A) the date which is six (6) months from the termination date, or (B) the date upon which the monthly installment is payable to Executive in February of the year immediately following the calendar year during which Executive’s employment terminated; (ii) Executive shall be paid on March 1 of the year following the calendar year during which Executive’s employment was terminated, an amount equal to the Base Salary that would have been payable to Executive during the six (6) month period from the termination date had Executive’s termination not occurred, less the total payments to Executive pursuant to Section 7(c)(i) above; and (iii) Executive shall receive the Disability Severance if, and only if, Executive (or a duly authorized representative of Executive is due to incapacity, Executive is unable to execute such a Release) and Company execute a Release. Anything herein to the contrary notwithstanding, the payments to Executive set forth in Sections 7(c)(i) and 7(c)(ii) shall be made in accordance with the short-term deferral exception under Treasury Regulations section 1.409A-1(b)(4).

(e) Executive’s obligations pursuant to Sections 8 and 10 hereof shall survive any termination of this Agreement for any reason whatsoever.

(f) Should Executive’s employment terminate for any reason, Executive agrees to immediately resign all other positions Executive may hold on behalf of Company.

8. No Conflict of Interest. During the term of Executive’s employment with Company, Executive must not engage in any work, paid or unpaid, or other activities that create a conflict of interest. Such work and/or activities shall include, but is not limited to, directly or indirectly competing with Company in any way, or acting as an officer, director, employee, consultant, stockholder, volunteer, lender, or agent of any business enterprise of the same nature as, or which is in direct competition with, the business in which Company is now engaged or in which Company becomes engaged during the term of Executive’s employment with Company, as may be determined by the Board of Directors in its sole discretion. If the Board of Directors believes such a conflict exists during the term of this Agreement, the Board of Directors may ask Executive to choose to discontinue the other work and/or activities or resign employment with Company.

9. Confidentiality.

(a) Executive may now and in the future have access to, and may be given information with respect to the following non-exhaustive list of information, not known to the public or a competitor, and creative works, regardless of their stage of respective development, relating to the Company or any of its affiliates: trade secrets, patents, non-public trademarks, non-public copyrights and any non-public application for registration thereof; business and marketing plans and strategies; advertising and pricing strategies; accounting and business methods; existing and prospective customer, vendor, employee and consultant lists; the confidential information of customers, members, and vendors;

inventions, discoveries, innovations, processes, methodologies, concepts, formulas, algorithms and devices; computer software, including system software, application software and firmware, developed by or for the Company or by or for any of its affiliates, regardless of the media on which it is stored or its form; source and object code, whether or not executable on any internal or external media; program listings for computer software; specifications and system documentation for computer software, including functional, design and implementation specifications and documentation; all computer-related documentation, drawings, diagrams; audio and/or visual displays and sequences generated by computer software; user manuals; operating instructions; databases, regardless of the ownership of the software on which such data is maintained; information systems; works of authorship and related or similar information or works (the “Confidential Information”) that are part of or used or useful or being developed for use in the Business of the Company or affiliates, which is not generally known to the public and gives the Company an advantage over its respective competitors who do not know or use the. Confidential Information. Executive acknowledges that all of such Confidential Information as it now or in the future exists:

(1) Belongs to the Company, its members, subsidiaries and affiliates;

(2) Constitutes specialized and highly confidential information not generally known in the industry; and

(3) Constitutes a valuable asset of the Company.

Accordingly, Executive recognizes and acknowledges that it is essential to the Company to protect the confidentiality of such Confidential Information.

(b) Executive agrees to act as a trustee of such Confidential Information and of any other confidential information he acquires in connection with his association with the Company. Further, as an inducement to the Company to retain him as an executive, he will hold all such Confidential Information, in trust and confidence for the use and benefit solely of the Company.

(c) Executive agrees to refrain from divulging or disclosing any Confidential Information to others and from using such Confidential Information, except for the benefit of the Company as contemplated hereunder.

(d) Upon Executive’s Employment Termination, Executive shall deliver, or cause to be delivered in the case of termination because of incapacity, to the Company all documents and data of any nature pertaining to his work with the Company. Executive shall not take any documents or data of any description or any reproduction of any description containing or pertaining to any Confidential Information.

(e) The confidentiality provisions of this Section 8 are intended to supplement and not supersede the applicable provisions of the Uniform Trade Secrets Act, to the fullest extent applicable.

(f) During the Term hereof, and thereafter, Executive shall not disclose such Confidential Information to any person, firm, association, or other entity for any reason or purpose whatsoever, unless such information has already become common knowledge or unless Executive is required to disclose it by judicial process. Executive shall notify the Company in writing of such judicial process prior to disclosure, and allow the Company a reasonable opportunity to defend and protect its rights therein.

10. Warranty Against Prior Existing Restriction. The parties agree that Executive is not and will not be a party to any agreement with any person, entity, firm, or business organization which directly or indirectly competes with the Business of the Company (a “Competitive Business”), containing anon-competition clause or other restriction with respect to the services which he is required to perform hereunder.

11. Restrictive Covenants. Executive agrees that for a period of twelve (12) months after separation of employment or the termination of Executive’s employment for any reason whatsoever, including but not limited to expiration of the Term, and provided that the Company has paid or provided to Executive all of the Standard Entitlements and the full amount of any Severance Payment or any Disability Severance required under this Agreement:

(a) Executive shall not, directly or indirectly, anywhere in United States, engage in activities for, nor render services (similar or reasonably related to those which Executive shall have rendered to the Company) to a Competitive Business, whether now existing or hereafter established, nor shall Executive entice, induce or encourage any of the Company’s employees to engage in any activity which, were it done by Executive, would violate any provision of this section.

(b) Executive shall not, directly or indirectly, anywhere in United States, own, manage, operate, or control, or participate or engage in, a Competitive Business, whether now existing or hereafter established, for his own account or for the benefit of any other person, in any capacity, whether as a proprietor, partner, owner, member, shareholder, creditor, investor, joint venturer, officer, director, consultant, agent or otherwise; provided, however, that Executive may own not more than 5% of the outstanding securities of a publicly traded entity as a passive investment only and so long as Executive does not participate in the management, operation or control of such entity.

(c) Executive shall not, directly or indirectly, endeavor to entice or solicit the Company’s employees or independent contractors to leave their employ or engagement with the Company or its affiliates. Further, Executive shall not solicit, recruit, hire, or offer or cause to be offered employment or a contract to any person who was employed by or under contract with respect to the Company at any time during the eighteen (18) months prior to the termination of his employment with the Company.

(d) The parties acknowledge that they have attempted to limit Executive’s right to compete only to the extent necessary to protect the Company from unfair competition. However, the parties hereby agree that, if the scope or enforceability of the restrictive covenant is in any way disputed at any time, a court or other competent trier of fact may modify and enforce the covenant to the extent that it finds the covenant to be reasonable under the circumstances existing at the time.

(e) Executive further acknowledges that: (A) in the event this Agreement terminates for any reason, he will be able to earn a livelihood without violating the foregoing restrictions; and (B) that his ability to earn a livelihood without violating such restrictions is a material condition to his retention by the Company.

(f) The provisions of, and the Executive’s duties under, this Section 11 shall survive termination of this Agreement. Executive acknowledges that a remedy at law for any breach or threatened breach by Executive of this Section 11 may be inadequate, and Executive therefore agrees that the Company shall be entitled to all available remedies in law including injunctive relief in case of any such breach or threatened breach.

12. Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policy of each jurisdiction in which enforcement is sought. Accordingly, if any particular provision, section, or subsection of this Agreement is adjudged by any court of law to be void or unenforceable, in whole or in part, such adjudication shall not be deemed to affect the validity of the remainder of the Agreement, including any other provision, section, or subsection. In addition, if any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear. Each provision, section, and subsection of this Agreement is declared to be severable from every other provision, section, and subsection and constitutes a separate and distinct covenant.

13. Entire Agreement. This Agreement and the Employee Nondisclosure and Assignment Agreement entered into in connection herewith contain the entire understanding of the parties with respect to the subject matter hereof and supersede all Prior Agreements. There are no other agreements, representations, or warranties with respect to the subject matter hereof not set forth herein.

14. Notices. All notices or other documents under this Agreement shall be in writing and delivered personally or mailed by certified mail, return receipt requested postage prepaid, addressed to the Company or Executive at their last known addresses. Addresses are as follows:

If to the Company:	SMART SAND, INC. 7 Old Cabin Road Newtown, Pennsylvania 18940 Attention: Chairman of the Board of Directors

If to Executive:	CHARLES YOUNG 7 Old Cabin Road Newtown, Pennsylvania 18940

15. Non-waiver. No delay or failure by either party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein or otherwise in a written agreement from the applicable party.

16. Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

17. Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the Commonwealth of Pennsylvania (without regard to its principles in respect of conflicts of laws).

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

19. Remedies. The parties agree that in addition to any other rights and remedies available to the Company for any breach by Executive of his obligations hereunder, the Company shall be entitled to enforce Executive’s obligations hereunder by court injunction, or court ordered affirmative action, which injunction or ordered action may restrain a future breach of this Agreement if there is reasonable ground to believe that such a breach is threatened. Executive further agrees to allow the Company to enjoin future use or disclosure of its Confidential Information if it has reasonable grounds to believe such action is necessary to protect such Confidential Information.

20. Attorney’s Fees. In the event of any alleged dispute, breach or default under the terms of this Agreement by either party, the prevailing party shall be entitled to recover all costs and expenses, including reasonable attorneys’ fees, incurred in such litigation, and such right shall be in addition to any and all other remedies or damages to which the prevailing party may be entitled.

21. Prohibition Against Assignment. Executive agrees, for himself and on behalf of his successors, heirs, executors, administrators, and any person or persons claiming under him by virtue hereof, that this Agreement and the rights, interests, and benefits hereunder cannot be assigned, transferred, pledged, or hypothecated in any way by Executive and shall not be subject to execution, attachment, or similar process. Any such attempt to do so, contrary to the terms hereof, shall be null and void and shall relieve the Company of any and all obligations or liability hereunder. The rights and obligations of Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of Company.

22. Taxes. Any payments made pursuant to this Agreement shall be subject to any tax or similar withholding requirements under applicable federal, state or local employment or income tax laws or similar statutes or other provisions of law then in effect. This Agreement is intended to comply with the requirements of Section 409A of the Code and the regulations thereunder (together “Section 409A”). To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be interpreted in a manner so that no payment due to Executive hereunder shall be deemed subject to an “additional tax” within the meaning of Section 409A(a)(1)(B) of the Code. For purposes of Section 409A, each payment made under this Agreement shall be treated as a separate payment. In addition, the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments. Notwithstanding anything contained herein to the contrary, Executive shall not be considered to have terminated employment with the Employer for purposes of this Agreement unless Executive has incurred a “termination of employment” from the Employer within the meaning of Treasury Regulation § 1.409A-1(h)(1)(ii) promulgated under Section 409A (applied by using the default rules contained therein) and in no event may a payment be made under Section 7 unless the Executive has incurred a “separation from service” from the Employer within the meaning of Treasury Regulation §1.409A-1(h)(1)(i) promulgated under Section 409A (applied by using the default rules contained therein). For purposes of this Section 22, “Employer” means the Company and any entity required to be aggregated with the Company under Treasury Regulation §1.409A-1(h)(3) promulgated under Section 409A (applied by using the default rules contained therein). Notwithstanding the foregoing, if applicable and necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees,” any payment made to Executive pursuant to this Agreement on account of the Employee’s separation from service that would otherwise be due hereunder within six (6) months after such separation from service shall nonetheless be delayed until the first business day of the seventh (7th) month following Executive’s separation from service (or, if earlier, the date of his death). The first payment that can be made to the Executive following such period shall include the cumulative amount of any payments or benefits that could not be paid or provided during such period due to the application of Code Section 409A(a)(2)(13)(i). In no event may Executive, directly or indirectly, designate the calendar year of any payment or accelerate the payment of any amount that constitutes deferred compensation under Section 409A. All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit. Executive further acknowledges that, while this Agreement is intended to comply with Section 409A, any tax liability incurred by Executive under Section 409A is solely the responsibility of Executive; provided, however, that in the event. Executive is assessed any interest, penalty and/or additional tax under Section 409A(a)(1)(B) as a result of a failure of the shares underlying any options granted to the Executive to qualify as service recipient stock under Section 409A, then the Company shall indemnify the Executive for all such penalties, additional taxes and interest, and federal, state and local income taxes incurred by the Executive as a result of such indemnification. Any such indemnification shall take the form of a tax gross-up payment, which shall be made no later than December 31st of the year immediately following the year in which the applicable taxes are remitted by the Executive to the Internal Revenue Service.

23. Arbitration. In the event of any dispute or claim relating to or arising out of the employment relationship between Executive and Company (other than a dispute or claim relating to or arising out of the Confidentiality Agreement) or the termination of that relationship (including, but not limited to, any claims of breach of contract, wrongful termination or age, sex, race, disability or other discrimination), Executive and Company agree that all such disputes shall be resolved by binding arbitration conducted before a single neutral arbitrator in Philadelphia, Pennsylvania, pursuant to the rules for arbitration of employment disputes by the American Arbitration Association (available at www.adr.org). The arbitrator shall permit adequate discovery. In addition, the arbitrator is empowered to award all remedies otherwise available in a court of competent jurisdiction; however Executive and Company each retain the right under to seek provisional remedies. Any judgment rendered by the arbitrator may be entered by any court of competent jurisdiction. The arbitrator shall issue an award in writing and state the essential findings and conclusions on which the award is based. By executing this Agreement, Executive and Company are both waiving the right to a jury trial with respect to any such disputes. Each party shall bear its own respective attorneys’ fees and all other costs, unless otherwise provided by law and awarded by the arbitrator. This arbitration agreement does not include claims that, by law, may not be subject to mandatory arbitration.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SMART SAND, INC.

By:	/s/ Andrew Speaker
Name: Andrew Speaker
Title: Chief Executive Officer

EXECUTIVE

/s/ Charles Young
CHARLES YOUNG